Exhibit 99.1

COMPTON REPORTS FIRST QUARTER 2011 RESULTS

CALGARY, June 3 /CNW/ - Compton Petroleum Corporation (TSX: CMT) reports its financial and operating results for the quarter ended March 31, 2011. The full text of Management's Discussion and Analysis ("MD&A") and the Corporation's unaudited consolidated financial statements can be found on the Corporation's website at www.comptonpetroleum.com and at www.sedar.com.

It should be noted that the interim consolidated financial statements and comparative information has been prepared in accordance with International Financial Reporting Standard 1, "First-time Adoption of International Financial Reporting Standards", and with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board. Previously, the Corporation prepared its interim and annual consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Q1 2011 in Review

    <<
    Summary of Results:

    -   Cash flow was $7.6 million or $0.02 per diluted share
    -   Operating earnings were $2.4 million
    -   Net earnings were $2.5 million or $0.01 per diluted share
    -   Capital expenditures were $6.9 million, before acquisitions and divestitures

    Achievements:

    -   Average daily production was 14,507 boe/d, which was relatively flat compared to 2010 exit volumes, notwithstanding reduced drilling
    -   Reduced cost structure by a combined $7.8 million from the first quarter of 2010:
        -   Operating costs decreased by $2.2 million, which was a 16%
            decline as a result of reduced production levels and the
            Corporation's continued focus on efficiency
        -   Administrative costs decreased by 13% or $0.8 million due to restructuring completed at the end of 2010
        -   Interest and finance charges decreased by 34% or $4.8 million as a result of lower debt levels in 2011 compared to 2010
    -   Drilled and participated in three wells, focusing on higher economic returns from high return, liquids rich natural gas in Niton
        -   Successfully completed and tied in two Rock Creek wells at Niton that resulted in combined initial production rates of
            approximately 4.1 MMcf/d and 285 bbl/d of liquids
    -   Completed the sale of developed and undeveloped properties for gross proceeds of $26.2 million
    >>
Financial Review

    <<
                                                  Three Months Ended Mar. 31
                                     ----------------------------------------
    (000s, except per share amounts)                     2011           2010
    -------------------------------------------------------------------------

    Sales revenue(1)(3)                          $     42,702   $     71,267
    Cash flow(2)(3)                              $      7,626   $     20,886
    Per share - basic                            $       0.03   $       0.08
              - diluted                          $       0.02   $       0.08
    Operating earnings(2)(3)                     $      2,443   $      2,457
    Net earnings                                 $      2,478   $     25,220
    Per share - basic                            $       0.01   $       0.10
              - diluted                          $       0.01   $       0.10
    Capital expenditures before
     acquisitions and divestments                $      6,874   $     10,743

    As at                                       Mar. 31, 2011  Dec. 31, 2010
                                             --------------------------------
    Total Facility & Notes                       $    368,980   $    382,796
    Total equity                                 $    190,216   $    187,198
    Shares outstanding                                263,579        263,579

    (1) Gross sales revenues are before crown and freehold royalties
    (2) Cash flow and operating earnings are non-GAAP measures and are addressed in detail in the 'Advisories' section
    (3) Prior periods have been revised to conform to current period presentation
    >>
Revenue decreased in 2011 compared to 2010 due to reduced production volumes and natural gas prices. Average production volumes were lower quarter-over-quarter due to production declines, the impact of reduced capital expenditures and the impact of asset sales completed in 2010. These factors also impacted cash flow and net earnings, which was 64% and 90% lower in the first quarter of 2011 compared to the same period in 2010, respectively.

Operating earnings of approximately $2.4 million were similar to the first quarter of 2010. Operating earnings is a non-GAAP measure that adjusts net earnings by non-operating items that, in Management's opinion, reduces the comparability of underlying financial performance between periods. These non-operating items are largely non-cash in nature or one-time non-recurring items, and include those referred to above.

The continued low natural gas price environment and reduced production volumes had an unfavourable impact on the amount of internally generated cash flow available to invest in drilling activities during the first quarter of 2011. As a result, capital spending, before acquisitions, divestitures and corporate expenses decreased by 53% in the first quarter of 2011 compared to 2010. In order to maximize return on capital in 2011, Management has focused its expenditures towards higher return, liquids rich natural gas in Niton and emerging oil properties. Compton drilled or participated in three wells during the first quarter of 2011 as compared to a total of 13 wells during 2010.

In the first quarter of 2011, Management's continued focus on production efficiency and cost control have resulted in the maximization of capital employed.

Operations Review

    <<
                                                  Three Months Ended Mar. 31
                             ------------------------------------------------
                                                2011        2010    % Change
    -------------------------------------------------------------------------

    Average daily production
      Natural gas (MMcf/d)                        72          97        (26%)
      Liquids (bbls/d)                         2,455       3,237        (24%)
    -------------------------------------------------------------------------
      Total (boe/d)                           14,507      19,411        (25%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Realized prices(1)
      Natural gas ($/mcf)                 $     4.01  $     5.67        (29%)
      Liquids ($/bbl)                     $    69.11  $    67.59          2%
    -------------------------------------------------------------------------
      Total ($/boe)                       $    31.68  $    39.62        (20%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Field netback(1)($/boe)               $    16.89  $    22.52        (25%)
    -------------------------------------------------------------------------
    (1) Prior periods have been revised to conform to current period presentation
    >>
Production for the first quarter of 2011 decreased 25% from 2010 largely due to asset sales, natural declines and limited capital expenditures, which constrained the Corporation's ability to grow. Average production for the quarter was roughly the same level as the 2010 exit volumes.

Activities during the first quarter of 2011 were focused on strategic initiatives to maximize the return on capital invested throughout the year. Compton achieved a relatively stable average production level during the first quarter of 2011 even though the majority of the Corporation's planned capital expenditure program is weighted towards the end of the year.

In the Niton area, Compton completed and tied in two Rock Creek wells during the first quarter with favourable results. The wells had first month average production rates of 932 Mcf/d with 185 bbl/d of liquids and 3.2 MMcf/d and 87 bbl/d of liquids.

An Ellerslie well was drilled in the Southern Plains area to evaluate oil potential late in the fourth quarter of 2010 and was completed in the first quarter of 2011. The well will undergo further evaluation but initial indications are encouraging. Further drilling to evaluate this play will continue into 2011.

In the Foothills area, two wells were drilled late in 2010 targeting the thrusted Belly River Formation at Cowley. Both wells were tied in during the first quarter of 2011. One of the wells started producing at lower than anticipated gas rates of 429 Mcf/d but also produced 30 bb/d of oil, indicating a prospective Belly River oil bearing sheet. Plans are currently underway to drill horizontally for oil in this formation.

The Mazeppa Gas Plant and associated field began its planned turnaround at the end of June. Turnaround went as planned and volumes were successfully brought back on production fully by mid-May. The turnaround was budgeted in Compton's annual guidance and impacts the annualized volumes by approximately 300 boed.

Outlook

The current outlook for natural gas in North America is expected to continue into 2011 and constrain the Corporation's cash flows levels. As a result, Compton continues to focus on those areas of its asset base that provide the highest economic return and on areas that will help identify additional future development opportunities for the Corporation. In 2011, Compton will focus on the liquids-rich, high return Niton area as well as its emerging oil opportunities in the Southern Plains area, providing significant upside potential through its multiple zone development opportunities and contiguous land blocks.

Compton has demonstrated a disciplined approach to capital investment and a prudent approach to the financial management of its capital structure. Management remains committed to this philosophy and will continue to explore ways to further improve corporate value and reduce the amount of debt outstanding. Compton's asset base provides solid growth potential through a focused land position, multi-zone opportunities and positive impact from horizontal multi-stage fracture technology. The Corporation has shown its ability to be a strong operator through its solid improvements in drilling and operations. Compton continues to take a selective approach to its business, identifying and evaluating various opportunities to capture unrealized value for the Corporation and maximize future shareholder benefit.

Compton's current debt level continues to be a concern. While debt reductions over the past two years were significant, they did not result in the targeted adjustment in debt ratios due to the continued decline in natural gas prices. As a result, with continued low natural gas prices, the Corporation needs to further revise its capital structure to normalize its debt to a level more comparable to its industry peers. In addition, Management is mindful of key dates related to the US$45 million Mandatory Convertible Notes ("MCN") and the credit facility review. Normalizing the capital structure will allow Compton to have an appropriate debt level, sufficient cash flow to adequately invest in and develop its asset base, and provide accretive growth flow over a multi-year horizon.

Additional Information

Compton has filed its unaudited Consolidated Financial Statements for the three months ended March 31, 2011 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Copies of these documents may be obtained via www.sedar.com or the Corporation's website, www.comptonpetroleum.com. To order printed copies of the filed documents free of charge, email the Corporation at investorinfo@comptonpetroleum.com.

2011 First Quarter Conference Call

Compton will host a conference call and web cast on Monday, June 6, 2011 at 9:00 a.m. MST (11:00 a.m. EST) to discuss the Corporation's first quarter financial and operating results. The format of the call will be as a question and answer session for analysts and investors after a brief summary of results and strategy. To participate in the conference call, please contact the Conference Operator ten minutes prior to the call at 1-888-231-8191 or 1-647-427-7450. To participate in the web cast, please visit: www.comptonpetroleum.com. The web cast will be archived two hours after the presentation at the website listed above. For a replay of this call, please dial: 1-800-642-1687 or 1-416-849-0833 and enter access code 72047010 followed by the number sign until June 13, 2011.

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as, cash flow, operating earnings (loss), free cash flow, cash flow per share, adjusted EBITDA, field netback, funds flow netback, debt and capitalization. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Operating earnings (loss) is used by the Corporation to facilitate comparability of earnings between periods. Operating earnings (loss) represents net earnings excluding certain items that are largely non-operational in nature, primarily of a non-cash nature or one-time non-recurring items, and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP.

Adjusted EBITDA is a non-GAAP measure defined as net earnings, before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, and foreign exchange and other gains and losses.

Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback including general and administrative costs and interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance.

Free cash flow is a non-GAAP measure that Compton defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, and/or other financing activities.

Debt is comprised of floating rate bank debt and fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder's equity.

Use of Boe Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of its financial and operational results as of March 31, 2011, and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The majority of the Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue four deep basin natural gas plays: the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at High River in southern Alberta, the shallower Southern Plains sand play in southern Alberta and an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. We are also focusing on developing our emerging oil potential in the Southern Plains area and in the Montana lands. Natural gas represents approximately 84% of production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

%CIK: 0001043572

For further information: Susan J. Soprovich, Director, Investor Relations, Ph: (403) 668-6732; Theresa Kosek, Vice President, Finance & CFO, Ph: (403) 205-7491; Fax: (403) 237-9410, Email: investorinfo@comptonpetroleum.com, Website: www.comptonpetroleum.com
CO: Compton Petroleum Corporation

CNW 16:18e 03-JUN-11